UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-12-02

03004750

January 15, 2003

John E. Gould
Thompson Hine LLP
One Chase Manhattan Plaza
58th Floor
New York, NY 10005-1401

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: CH Energy Group, Inc.
Incoming letter dated December 12, 2002

Dear Mr. Gould:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to CH Energy by Morris Scheffler. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Morris Scheffler
59 Flower Road
Valley Stream, NY 11581

THOMPSON HINE FORMERLY GOULD & WILKIE LLP
BRUSSELS CINCINNATI CLEVELAND COLUMBUS DAYTON NEW YORK WASHINGTON, D.C.

December 12, 2002

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CH Energy Group, Inc.
File No.0-30512

Dear Ladies and Gentlemen:

We are general counsel for CH Energy Group, Inc. ("CHEG") and submit this filing on behalf of CHEG.

This filing, made pursuant to the Commission Rule 14a-8 issued under the Securities Exchange Act of 1934, respectfully requests that the Staff concur that CHEG may omit the proposal and the supporting statement (Exhibit A hereto, collectively the "Proposal"), dated September 23, 2002, of Morris Scheffler ("Proponent") from the CHEG proxy materials ("Proxy Materials") for CHEG's Annual Meeting of Shareholders to be held on April 1, 2003.

CHEG intends to omit the Proposal from the Proxy Materials on the following grounds and requests the Staff to confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted:

The Proposal is as follows:

"Resolved: That there be 2 nominees for each new member of the Board of Directors. That a brief resume of their background, experience and stockholdings in the Corporation be delineated. This should make the Board less beholden to the Management and more attuned to the needs of the owners, the employees and the customers of the corporation.

Reasons: "Corporate democracy" has become an oxymoron. "Crony capitalism" is a more appropriate term.

THOMPSON HINE LLP
ATTORNEYS AT LAW
A Limited Liability Partnership Including A Professional Corporation
One Chase Manhattan Plaza
58th Floor
New York, New York 10005-1401
www.ThompsonHine.com
Phone 212.344.5680
Fax 212.809.6890

> Directors are "selected" by incumbent directors and management. Stockholders, the true owners of the corporation are allowed to vote for the directors anointed by the hierarchy. This is analogous to the "free" elections in many dictatorships. You either voted for the dictator or did not vote. There was no alternative. In our "corporate democracy" you either vote for, against or withhold your vote but there are no alternative directors to vote for. Corporate directors take office unopposed and answer only to fellow directors and not to the owners of the corporation, the stockholders."

1. The Proposal is Excludable under Rule 14a-8(i)(1) Because It Is Improper under New York Law.

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to paragraph (i)(1) states that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) states that:

> "1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

CHEG is incorporated in the State of New York. New York Business Corporation Law ("NYBCL") §701 provides that "...the business of a corporation shall be managed under the direction of its board of directors...." This statute gives the Board of Directors the exclusive authority and discretion to manage the business and affairs of CHEG, which includes responsibility for recommending nominees for directorships. *See, e.g., Sterling Indus., Inc. v. Ball Bearing Pen Corp.*, 84 N.E.2d 790, 793-94 (N.Y. 1949) (noting that the statutory provision which provides that business of the corporation shall be managed by the directors "cannot be circumvented"). As the commentary to the proposed new Rule 303A(4) of the New York Stock Exchange Listed Company Manual states:

> "New director and board committee nominations are among a board's most important functions."

Importantly, §717 of the NYBCL obligates directors to discharge their duties "in good faith and with the degree of diligence, care and skill which ordinarily prudent men would exercise under similar circumstances and in like position," hereinafter called "Directors Duty".

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action within the province of the board is inconsistent with the discretionary authority granted to a board of directors under state law and is violative of Rule 14a-8(i)(1). *See, e.g., Alaska Air Group, Inc.* (March 26, 2000) and *American Electric Power Company, Inc.* (January 16, 2002). Here, the Proposal requires that "there be 2 nominees for each new member of the Board of Directors" and requires "that a brief resume of their background, experience and stockholdings be delineated." The Proposal is not a precatory proposal; it is not cast as a request or recommendation that the CHEG Board of Directors consider such a nomination process. The Proposal, if approved by shareholders, would require CHEG to nominate twice the number of nominees needed to fill the number of openings on the Board, regardless of whether the Directors conclude in the exercise of their Directors Duty that it is in CHEG's best interest to do so.

The Proposal, in our opinion, is improper under New York law because it would cause the Board to violate its Directors Duty under NYBCL §717 to choose only the best qualified nominees, not the second best qualified nominees. The nominating committee of the Board (the "Compensation and Succession Committee") considers nominations by shareholders and follows procedures to insure that only the best qualified nominees are chosen. This nominating committee not only considers individual director candidate qualifications, but also the strengths each candidate will bring to the overall composition of the Board. Requiring the Board to provide twice the number of candidates as openings interferes with its ability and duty to make necessary judgments about the most appropriate composition of the Board.

The Proposal also is confusing to shareholders because the Board, if required to comply with the Proposal, would have to nominate two candidates for each open director position but simultaneously, in accordance with its Directors Duty, then recommend the election of only half of its nominees being presented to the shareholders.

The Proposal, as a demand and not a precatory proposal, by-passes the function of the CHEG Board of Directors and, would cause that Board of Directors to violate its Directors Duty under New York law. Consequently, in our opinion, the Proposal is improper under New York law.

We also believe that the foregoing may be grounds for exclusion pursuant to Rule 14a-8(i)(2) (violation of law) because, if implemented, the Proposal would cause the CHEG Board of Directors to violate its Directors Duty under New York law.

CHEG recognizes that the Staff, in considering other proposals regarding director nomination, has not agreed that the particular shareholder proposals could be excluded. *See, e.g., Storage Technology Corporation* (April 1, 2002); *Bank of America* (February 16, 2001); *Dominion Resources, Inc.* (January 23, 2001). However, the significant distinguishing factor in those instances was that those proposals were precatory as compared with this Proposal, which is mandatory.

2. The Proposal May Be Omitted Under Rule 14a-8(i)(3) And Rule 14a-9 Because It Is False And Misleading.

   1. The Proposal Is Excludable as Containing a False or Misleading Statement

The Proposal is excludable pursuant to Rule 14a-8(i)(3) as a proposal that is contrary to the Commission's proxy rules, including Rule 14a-9 which prohibits false or misleading statements to shareholders in proxy solicitation materials. The Proposal would require the Board to nominate double the number of nominees that are needed to fill the openings on the Board; i.e., twice the number of individuals who could be elected. The shareholders may be misled by the Proposal because it can be construed that the Board of Directors would be endorsing all nominees, when in fact and in response to the Directors Duty, the Board would be endorsing only one-half of the nominees.

2. The Supporting Statement Makes Numerous False, Irrelevant, Inflammatory and/or Unsupported Statements of Fact

The Proposal may properly be omitted from CHEG's 2003 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows for the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that "misleading" materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has recognized that supporting statements, or portions thereof, which are inflammatory and unsupported may be confusing and misleading to shareholders in violation of rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). *See e.g., Freeport-McMoRan Copper & Gold Inc.* (February 21, 2001); *Cigna Corp.* (February 16, 1988).

As noted below, the Proposal contains false, misleading and inflammatory statements that are prohibited under Rule 14a-8(i)(3). These statements, which permeate the Proposal and thus should be assessed in their entirety, warrant exclusion of the Proposal from CHEG's 2003 Proxy Materials.

The "REASONS" part of the Proposal, by use of the terms "crony capitalism" and reference to "dictatorships" is inflammatory and impugns the integrity of the Directors and Management of CHEG without any factual substantiation and, therefore, is false and misleading.

3. The Proposal May be Properly Omitted Under Rule 14a-8(i)(8) Because It Relates to an Election To Office.

Rule 14a-8(i)(8) provides that a proposal may be excluded if it "relates to an election for membership on the company's board of directors or analogous governing body." The Proposal is clearly contrary to the plain and clear meaning of the language of this subpart (8). The Commission has stated that the principal purpose of this subpart is to "make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms of that nature, since the proxy rules, including Rule 14a-11 [now, in part, Rule 14a-12], are applicable." SEC Release No. 34-12598 (July 7, 1976).

On the basis of the foregoing, CHEG intends to omit the Proposal from the CHEG's 2003 Proxy Materials. CHEG respectfully requests the concurrence of the Staff that the Proposal may be excluded from its 2003 Proxy Materials.

CHEG intends to file with the Commission its definitive 2003 Proxy Materials on March 5, 2003. CHEG wishes to submit a draft of the Proxy Materials to its Board for approval at its January 31, 2003 meeting. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call John Gould or Eileen McCarthy at (212) 344-5680. If you intend not to concur with CHEG's position on the Proposal we would appreciate an opportunity to discuss this matter with you.

We are filing this request for a No-Action Letter by e-mail to the Commission's mailbox established for that purpose. Please confirm your receipt of this filing by sending a return e-mail to John.Gould@ThompsonHine.com with a copy to ddoyle@cenhud.com.

We are also submitting to the Commission six copies of this letter, with Exhibit A, by Fedex. We are simultaneously notifying the Proponent of CHEG's opposition to the Proposal and its intent to exclude the Proposal from its Proxy Materials by sending Proponent a copy of this letter, with Exhibit A. In addition, enclosed is an additional copy of this letter, marked "Return Copy." Please date stamp that copy and return it to me in the self-addressed, stamped envelope included for such purpose.

Very truly yours,

THOMPSON HINE LLP

John E. Gould

By: John E. Gould, a Member of the Firm

cc: Mr. Morris Scheffler
CH Energy Group, Inc., Attention: Ms. Donna S. Doyle

EXHIBIT A

C.H. Energy Group, Inc.
284 South Avenue
Poughkeepsie, NY 12601-4879

September 23, 2002

Gentlemen:

I am the owner of 1130 shares of C.H. Energy Group, Inc. I request that the following proposal be submitted for stockholders approval at the next annual meeting in 2003.

Resolved: That there be 2 nominees for each new member of the Board of Directors. That a brief resume of their background, experience and stockholdings in the Corporation be delineated. This should make the Board less beholden to the Management and more attuned to the needs of the owners, the employees and the customers of the corporation.

Reasons: "Corporate democracy" has become an oxymoron. "Crony capitalism" is a more appropriate term. Directors are "selected" by incumbent directors and management. Stockholders, the true owners of the corporation are allowed to vote for the directors anointed by the hierarchy. This is analogous to the "free" elections in many dictatorships. You either voted for the dictator or did not vote. There was no alternative. In our "corporate democracy" you either vote for, against or withhold your vote but there are no alternative directors to vote for. Corporate directors take office unopposed and answer only to fellow directors and not to the owners of the corporation, the stockholders.

Respectfully submitted,

Morris Scheffler

Morris Scheffler
59 Flower Road
Valley Stream, NY 11581

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CH Energy Group, Inc.
Incoming letter dated December 12, 2002

The proposal requires two new nominees for each new member of the board.

There appears to be some basis for your view that that CH Energy may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides CH Energy with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if CH Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that CH Energy may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "'Crony capitalism' is . . ." and ends ". . . more appropriate term" as the proponent's opinion;
- recast the sentence that begins "This is analogous . . ." and ends ". . . elections in many dictatorships" as the proponent's opinion; and
- recast the sentence that begins "You either voted . . ." and ends ". . . or did not vote" as the proponent's opinion.

Accordingly, unless the proponent provides CH Energy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if CH Energy omits only this portion of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CH Energy may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that CH Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Alex Shukhman
Attorney-Advisor